

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Daniel Schneeberger, M.D.
Chief Executive Officer
Anebulo Pharmaceuticals, Inc.
1415 Ranch Road 620 South, Suite 201
Lakeway, TX 78734

> **Re: Anebulo Pharmaceuticals, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 12, 2021**
> **CIK No. 0001815974**

Dear Dr. Schneeberger:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, Submitted March 12, 2021

Prospectus Summary
Our Company, page 1

1. We note your response to prior comment 3. We find the revisions made to page 1 and elsewhere to be a rephrasing of the term "first-in-class" and not a removal of such references. Please remove any language that states or implies that your product candidate will be the first approved treatment for an indication. If your intention was to convey your belief that the product is further along in the development process, you may discuss that you are not aware of competing products that are further along in the development process.

Our Market Opportunity, page 4

2.   We note your response to prior comment 4. Please revise to remove the attribution to an unidentified third-party or revise your filing to identify such third party and file a consent from such third party. Please see Securities Act Rule 436 and Question 233.02 of Securities Act Rules Compliance and Disclosure Interpretations.

Our Clinical Trials and Development Plan, page 5

3.   We note your response to prior comment 10. The disclosure indicates that ANEB-001 was the subject of clinical trials conducted by a third party for a different indication. In light of this, please revise the pipeline table to (i) visually clarify that the Vernalis clinical trials were not your trials (such as by using slotted lines on the arrow and/or a different colored arrow) and (ii) include prominent footnoted disclosure that you are relying on studies performed by a third party for a different indication, and that FDA or a foreign equivalent regulator may disagree with your ability to reference the clinical data generated by the third-party trials. Please also include a risk factor describing this and any other pertinent risks.

Our Growth Strategy, page 5

4.   We note your statements on page 6 and 68 that you aim to be capital efficient in developing ANEB-001 to improve your ability to efficiently commercialize ANEB-001 "once approved by the FDA." Please revise the "once approved" to remove any implication that your product candidate will receive FDA approval.

Business
Our Clinical Trials and Milestones, page 68

5.   We note your response to prior comment 20. Please revise your disclosure to state the number of subjects in your Phase 1b study and explain how statistical significance relates to FDA standards of efficacy.

Financial Statements for the period from April 23, 2020 (inception) to June 30, 2020
Note 9. Series A Convertible Preferred Stock, page F-14

6.   You state on page F-14 that upon achieving certain "development milestones" and "being certified by the Board of Directors", the Company has the obligation to issue and the Initial Investor plus one designated additional investor have the right and obligation to purchase Milestone Warrants to purchase "638,556 and 510,845" shares of Series A Preferred, respectively. Please address the following:
• The terms of the agreement disclosed on page F-14 differ from the terms disclosed on pages 93 and F-24. Please revise throughout the filing for consistency.
• Clarify what is meant by "being certified by the Board of Directors".
• Revise to clarify the nature of the milestone that needs to be achieved as it is not clear that "certain corporate events" and "development" milestone are referring to the

       same milestone.

- We note the additional disclosure included in Overview of Liquidity and Capital Resources on page 56. Clarify in the filing if it is expected that the milestone will be achieved prior to consummation of the offering.

       You may contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Spencer G. Feldman, Esq.